SEC File Number
000-50373

CUSIP Number

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☑ Form 10-Q       ☐ Form N-SAR       ☐ Form N-CSR
For Period Ended:      June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Spectrum Sciences & Software Holdings Corp.
Full Name of Registrant
N/A
Former Name if Applicable
3130 Fairview Park Drive, Suite 400
Address of Principal Executive Office (Street and Number)
Falls Church, Virginia 22042
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant’s Quarterly Report on Form 10-QSB cannot be filed within the prescribed time period due to the Registrant needing additional time to complete the requisite financial statements and the review of the same with the Registrant’s accountants.
(Attach extra sheets if needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael M. Megless	(703)	564-2967

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes     ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial information presented below reflects the results of operations of the registrant’s subsidiary, Spectrum Inc., for the six months ended June 30, 2005, combined with the results of operations of the registrant’s recently acquired subsidiaries, M&M Engineering Limited (“M&M”), Coast Engine and Equipment Co., Inc. (“CEECO”) and Horne Engineering, LLC (“Horne”), as of the date of acquisition by the registrant (February 1, 2005, March 1, 2005 and May 1, 2005, respectively).
Based on unaudited and unreviewed financial statements, the registrant anticipates reporting that revenues for the six months ended June 30, 2005 increased to $14.3 million from $7.0 million for the comparable period in 2004. An increase of $11.0 million is due to the acquisitions of M&M, CEECO and Horne, combined with an increase in Spectrum Inc. manufacturing revenue of $1.3 million. These revenue increases are reduced by a $4.9 million decrease in revenue due to the loss of the Gila Bend operations and management contract that ended in September 2004, in addition to various other contract losses.
The Company’s cash, cash equivalents and short term investments at June 30, 2005 were approximately $7.5 million, as compared to $24.5 million at June 30, 2004. The decrease in cash is primarily due to the acquisition of M&M, CEECO and Horne in 2005 for approximately $10.8 million, the reduction of external debt of approximately $2.2 million and the purchase of a facility in Fort Walton Beach for $300,000.
The registrant further expects to report operating expenses of $5.2 million, a net operating loss of $3.1 million and a net loss of $2.6 million for the six month period ended June 30, 2005. This compares with operating expenses of $41.0 million, a net operating loss of $40.3 million and a net loss of $40.3 million for the six month period ended June 30, 2004. The reduction in expenses in 2005 versus 2004 is primarily due to non-cash expenses of $37.2 million for stock options issued in 2004 compared to $1.4 million issued in 2005. The reduction in the loss in 2005 is directly attributable to the reduction in the amount of stock options issued in 2005 versus 2004.
Spectrum Sciences & Software Holdings Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 15, 2005	By	/s/ Michael M. Megless
Michael M. Megless

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amendment notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 nor §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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